Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity

Argenpay S.A.U	Republic of Argentina	Electronic payment services

Macro Bank Limited	The Bahamas	Banking Services

Macro Securities S.A.	Republic of Argentina	Securities Agent and Brokerage Services

Macro Fiducia S.A.	Republic of Argentina	Trust Services

Macro Fondos S.G.F.C.I. S.A.	Republic of Argentina	Mutual Fund Administration

Fintech SGR (structured entity)	Republic of Argentina	Granting of Gurantees

Macro Agro S.A.U.	Republic of Argentina	Grain Brokerage

BMA Valores S.A.	Republic of Argentina	Stock exchange services

BMA Asset Management S.A.	Republic of Argentina	Management of mutual funds